SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

       Gold Fields Limited
(Name of Issuer)

         Ordinary Shares of par value ZAR.50
(Title of Class of Securities)

           S31755101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP  S31755101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investec Asset Management Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 40,166,993
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 40,166,993
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,166,993
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12)	TYPE OF REPORTING PERSON FI

SCHEDULE 13G

CUSIP  S31755101

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Investec Asset Management (PTY) Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 40,166,993
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 40,166,993
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,166,993
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12)	TYPE OF REPORTING PERSON FI

Schedule 13G

Item 1(a).	Name of Issuer:

Gold Fields Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 Helen Road
Sandtown, 2196
South Africa

Item 2(a).	Name of Person Filing:

Investec Asset Management Limited

Investec Asset Management (PTY) Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Investec Asset Management Limited
2 Gresham Street
London, EC2V 7QP

Investec Asset Management (PTY) Limited
36 Hans Strijdom Avenue
Foreshore
Cape Town 8000, Republic of South Africa

Item 2(c).	Citizenship:

United Kingdom

South Africa

Item 2(d).	Title of Class of Securities:

Ordinary Shares of Par Value ZAR0.50

Item 2(e).	CUSIP Number:

S31755101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J)

(k)	☐	Group, in accordance with §240.13d-1(b)(ii)(K)

Item 4.	Ownership.

(a)	Amount beneficially owned:

40,166,993

(b)	Percent of class1:

5.69%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

40,166,993

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

40,166,993

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

1 Percentages are based on 705,903,511 shares of Common Stock outstanding as disclosed by the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investec Asset Management Limited and Investec Asset Management (PTY) Limited, in their capacity as discretionary investment advisers to its various clients, may be deemed to be the beneficial owner of 40,166,993 shares owned by such clients or for such clients’ benefit, as Investec Asset Management Limited and Investec Asset Management (PTY) Limited, in their capacity as discretionary investment advisers, have the power to dispose, direct the disposition of, and vote the shares.  The clients are entitled to receive all dividends from and proceeds from any sale of, the shares.  To the knowledge of Investec Asset Management Limited and Investec Asset Management (PTY) Limited, no single client of Investec Asset Management Limited or Investec Asset Management (PTY) Limited owns 5% or more of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           February 10, 2011

• Investec Asset Management Limited

By:             /s/ Anne Gallagher
Name: Anne Gallagher
Title: Chief Compliance Officer

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 8, 2011, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Ordinary Shares Gold Fields Limited, and such statement to which this Joint Filing Agreement is attached as Exhibit 99.1 is filed on behalf of each of the undersigned.

INVESTEC ASSET MANAGEMENT LIMITED

By: /s/ Anne Gallagher
Anne Gallagher
Managing Member

INVESEC ASSET MANAGEMENT (PTY)

By: /s/ Adam Fletcher
Adam Fletcher
Managing Member